Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:

    Scotiabank Acquires Leading Canadian Mortgage Lender

    TORONTO, Feb. 14 /CNW/ - Scotiabank today announced a definitive agreement to buy the mortgage business of Maple Financial Group Inc., which includes Maple Trust Company, a national leader in mortgage lending.
    "Scotiabank's acquisition of this business demonstrates our commitment to finding opportunities to drive revenue growth," said Rick Waugh, Scotiabank
President and Chief Executive Officer (CEO). "This is an excellent opportunity to build on our strong position as a leading provider of mortgage financing for Canadians."
    The deal improves Scotiabank's ranking to No. 3 from No. 4 in Canada's overall mortgage market, doubling originations through the mortgage broker channel - where the Bank acquires mortgages through brokers. Maple's mortgage business has $7.5 billion in mortgages under administration and more than
42,000 mortgages outstanding.
    "This transaction will ultimately improve overall service levels for customers at both institutions," said John Webster, President and Chief
Executive Officer, Maple Trust Company. "Maple Trust customers in particular will benefit from Scotiabank's broader range of product, service and delivery channel options."
    Maple Trust is a national trust company focused on residential mortgage lending and deposit products. With nearly 200 employees, Maple Trust is a leading mortgage lender and one of the top five lenders in the low-risk insured segment. The acquisition also includes $1 billion in deposits. The purchase price for the shares of Maple Trust was $233 million.
    A subsidiary of Maple Financial Group, a Canadian based, privately held organization that provides a range of banking, securities, trust and financial services, Maple Trust is a national brand, with the majority of its customers in Ontario, Alberta and British Columbia.
    "It will be business as usual at Maple Trust and Scotiabank," said
Alberta Cefis, Scotiabank Executive Vice-President, Domestic Personal Lending
and Insurance. "Maple Trust and Scotiabank employees will be working closely together to ensure the integration not only combines the best of both organizations, but also guarantees we continue to provide high quality service for our customers."
    Scotia Capital was the Bank's exclusive financial advisor for the transaction. The acquisition is subject to regulatory approval.

    Analyst Conference Call
    An analyst conference call will take place on Tuesday, February 14, 2006, at 2:00 p.m. EST. Interested parties are invited to access the call live, in listen-only mode: Via telephone, toll-free, at 1-800-814-3911 (please call five to 15 minutes in advance); or Via the Internet on the Investor Relations page of www.scotiabank.com.

    Conference Call Archive
    A telephone replay of the call will be available shortly after the call, until February 28, 2006 by calling 416-640-1917 (identification code 21177003 followed by the number sign). The archived audio Web cast will be available on the Investor Relations page of www.scotiabank.com.
    Scotiabank is one of North America's premier financial institutions and
Canada's most international bank. With more than 50,000 employees, Scotiabank
Group and its affiliates serve about 10 million customers in some 50 countries around the world. Scotiabank offers a diverse range of products and services including personal, commercial, corporate and investment banking. With
$314 billion in assets (as at October 31, 2005), Scotiabank trades on the
Toronto (BNS) and New York (BNS) Stock Exchanges. For more information please visit www.scotiabank.com.
    %SEDAR: 00001289EF          %CIK: 0000009631

    /For further information: please contact Frank Switzer at Scotiabank at
(416) 866-7238 or frank_switzer(at)scotiacapital.com./
    (BNS. BNS)

CO:  Scotiabank

CNW 11:38e 14-FEB-06